Filed pursuant to Rules 424(b)(3) and 424(c)
                                                      Registration No. 333-63102



                               DONEGAL GROUP INC.

                         2001 AGENCY STOCK PURCHASE PLAN


                              PROSPECTUS SUPPLEMENT
                       TO PROSPECTUS DATED APRIL 12, 2002


        On May 14, 2003, Donegal Group Inc. (the "Company") filed with the Securities and Exchange Commission a Form 10-Q Quarterly Report for the quarter ended March 31, 2003, a copy of which, without exhibits, is attached to this Prospectus Supplement.

         This Prospectus Supplement should be read in conjunction with the Company's Prospectus dated April 12, 2002.




             The date of this Prospectus Supplement is June 3, 2003.

                                    FORM 10-Q
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

(Mark One)
[x] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2003

                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ___________________.

Commission file number 0-15341

                               DONEGAL GROUP INC.
             -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

           DELAWARE                                           23-2424711
           --------                                           ----------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)

             1195 RIVER ROAD, P.O. BOX 302, MARIETTA, PA 17547-0302
             ------------------------------------------------------
               (Address of principal executive offices) (Zip code)

                                 (717) 426-1931
              ---------------------------------------------------
              (Registrant's telephone number, including area code)

                                       N/A
        ---------------------------------------------------------------
        (Former name, former address and former fiscal year, if changed since last report)

         Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes x . No    .
                                             ---    ----

         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 6,258,185 shares of Class A Common Stock, $0.01 par value, and 2,988,757 shares of Class B Common Stock, $0.01 par value, outstanding on April 24, 2003.

                          Part 1. Financial Information

ITEM 1. FINANCIAL STATEMENTS.

                       DONEGAL GROUP INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                   MARCH 31, 2003        DEC. 31, 2002
                                                                                   --------------        -------------
                                                                                     (Unaudited)
ASSETS

Investments
        Fixed maturities
               Held to maturity, at amortized cost                                  $ 91,674,740          $ 86,701,556
               Available for sale, at market value                                   195,273,919           194,731,660
        Equity securities, available for sale, at market value                        23,549,976            21,836,460
        Short-term investments, at cost, which
               approximates market value                                              32,106,928            29,029,418
                                                                                    ------------          ------------
                 Total investments                                                   342,605,563           332,299,094
Cash                                                                                   4,923,685             1,124,604
Accrued investment income                                                              3,579,287             3,815,449
Premiums receivable                                                                   27,725,714            26,286,482
Reinsurance receivable                                                                77,538,821            83,207,272
Deferred policy acquisition costs                                                     14,735,831            14,567,070
Deferred federal income taxes                                                          7,275,816             6,955,707
Prepaid reinsurance premiums                                                          29,307,185            27,853,996
Property and equipment, net                                                            4,249,969             4,430,394
Accounts receivable - securities                                                               -               146,507
Due from affiliate                                                                     1,026,731                     -
Other                                                                                    585,754               531,589
                                                                                    ------------          ------------
                 Total assets                                                       $513,554,356          $501,218,164
                                                                                    ============          ============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
        Losses and loss expenses                                                    $210,708,185          $210,691,752
        Unearned premiums                                                            124,867,011           121,002,447
        Accrued expenses                                                               6,151,680             6,583,825
        Reinsurance balances payable                                                   1,288,139             1,100,443
        Federal income taxes payable                                                   1,555,504               357,547
        Cash dividend declared to stockholders                                                 -               887,315
        Borrowings under line of credit                                               19,800,000            19,800,000
        Accounts payable - securities                                                  5,636,993             2,121,619
        Due to affiliate                                                               4,441,311             4,080,415
        Other                                                                          1,493,526             1,409,951
                                                                                    ------------          ------------
                 Total liabilities                                                   375,942,349           368,035,314
                                                                                    ------------          ------------

STOCKHOLDERS' EQUITY

        Preferred stock, $1.00 par value, authorized
               2,000,000 shares; none issued
        Class  A common stock, $.01 par value, authorized 30,000,000 shares, issued 6,323,139 and 6,269,093 shares and outstanding
               6,241,615 and 6,187,569 shares                                             63,232                62,691
        Class B common stock, $.01 par value, authorized
               10,000,000 shares, issued 3,029,519 and 3,024,742
               shares and outstanding 2,988,757 and 2,983,980 shares                      30,295                30,247
        Additional paid-in capital                                                    61,253,404            60,651,751
        Accumulated other comprehensive income                                         4,896,072             4,911,953
        Retained earnings                                                             72,260,752            68,417,956
        Treasury stock                                                                  (891,748)             (891,748)
                                                                                    ------------          ------------
                 Total stockholders' equity                                          137,612,007           133,182,850
                                                                                    ------------          ------------
                 Total liabilities and stockholders' equity                         $513,554,356          $501,218,164
                                                                                    ============          ============

          See accompanying notes to consolidated financial statements.

                       DONEGAL GROUP INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)


                                                                              THREE MONTHS ENDED MARCH 31,
                                                                             2003                      2002
                                                                         ------------              ------------
REVENUES:
      Net premiums earned                                                $ 47,928,881              $ 45,452,260
      Investment income, net of investment expenses                         3,364,518                 3,730,304
      Realized investment gains (losses)                                     (130,480)                  126,778
      Lease income                                                            202,617                   194,962
      Service charge income                                                   614,033                   529,742
      Other income                                                            205,850                         -
                                                                         ------------              ------------
            Total revenues                                                 52,185,419                50,034,046
                                                                         ------------              ------------

EXPENSES:
      Net losses and loss expenses                                       $ 31,850,515              $ 31,297,569
      Amortization of deferred policy acquisition costs                     7,442,000                 7,385,000
      Other underwriting expenses                                           7,023,217                 7,112,250
      Policy dividends                                                        241,843                   466,179
      Interest                                                                214,741                   324,824
      Other expenses                                                          330,576                   502,423
                                                                         ------------              ------------
            Total expenses                                                 47,102,892                47,088,245
                                                                         ------------              ------------

Income before income taxes                                                  5,082,527                 2,945,801
Income taxes                                                                1,238,095                   765,085
                                                                         ------------              ------------

Net income                                                               $  3,844,432              $  2,180,716
                                                                         ============              ============

Earnings per common share
      Basic                                                                    $ 0.42                    $ 0.24
                                                                         ============              ============
      Diluted                                                                  $ 0.41                    $ 0.24
                                                                         ============              ============



                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                   (Unaudited)

                                                                              THREE MONTHS ENDED MARCH 31,
                                                                             2003                      2002
                                                                         ------------              ------------
Net income                                                               $  3,844,432               $ 2,180,716
Other comprehensive loss, net of tax
      Unrealized losses on securities:
            Unrealized holding loss during the period,
                  net of income tax benefit                                  (100,693)               (1,243,416)
            Reclassification adjustment, net of income tax                     84,812                   (83,673)
                                                                         ------------              ------------
Other comprehensive loss                                                      (15,881)               (1,327,089)
                                                                         ------------              ------------
Comprehensive income                                                     $  3,828,551              $    853,627
                                                                         ============              ============


          See accompanying notes to consolidated financial statements.

                      DONEGAL GROUP INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                   (Unaudited)
                        THREE MONTHS ENDED MARCH 31, 2003

                                     Class A Shares           Class B Shares           Class A Amount           Class B Amount
                                    ---------------          ---------------          ---------------           --------------

Balance, December 31, 2002             6,269,093                3,024,742                 $ 62,691                 $ 30,247

Issuance of common stock                  54,046                    4,777                      541                       48

Net income

Cash dividends

Exercise of stock options

Other comprehensive loss
                                   -----------------------------------------------------------------------------------------------

Balance, March 31, 2003                6,323,139                3,029,519                 $ 63,232                 $ 30,295
                                   ===============================================================================================



                                                                Accumulated
                                        Additional                 Other
                                         Paid-In              Comprehensive             Retained               Treasury
                                         Capital                  Income                Earnings                 Stock
                                      ------------            -------------           ------------            ----------
Balance, December 31, 2002            $ 60,651,751             $ 4,911,953            $ 68,417,956            $ (891,748)

Issuance of common stock                   586,226

Net income                                                                               3,844,432

Cash dividends                                                                              (1,636)

Exercise of stock options                  15,427

Other comprehensive loss                                           (15,881)
                                  ----------------------------------------------------------------------------------------------

Balance, March 31, 2003              $ 61,253,404              $ 4,896,072            $ 72,260,752            $ (891,748)
                                  ==============================================================================================



                                           Total
                                       Stockholders'
                                          Equity
                                      --------------
Balance, December 31, 2002            $ 133,182,850

Issuance of common stock                    586,815

Net income                                3,844,432

Cash dividends                               (1,636)

Exercise of stock options                    15,427

Other comprehensive loss                    (15,881)
                                   --------------------

Balance, March 31, 2003                $ 137,612,007
                                   ====================


          See accompanying notes to consolidated financial statements.

                       DONEGAL GROUP INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                       THREE MONTHS ENDED MARCH 31,
                                                                      2003                     2002
                                                                  ------------             ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                      $  3,844,432             $  2,180,716
                                                                  ------------             ------------
  Adjustments to reconcile net income to net cash
        provided by operating activities:
    Depreciation and amortization                                      386,815                  280,731
    Realized investment (gains) losses                                 130,480                 (126,778)
  Changes in assets and liabilities:
    Losses and loss expenses                                            16,433                6,145,095
    Unearned premiums                                                3,864,564               (3,592,624)
    Premiums receivable                                             (1,439,232)              (1,579,203)
    Deferred policy acquisition costs                                 (168,761)                (711,206)
    Deferred income taxes                                             (383,527)                (114,022)
    Reinsurance receivable                                           5,668,451               (1,345,009)
    Prepaid reinsurance premiums                                    (1,453,189)               6,455,283
    Accrued investment income                                          236,162                  162,117
    Due to affiliate                                                  (665,835)              (1,328,480)
    Reinsurance balances payable                                       187,696                 (168,050)
    Current income taxes                                             1,197,957                1,264,090
    Accrued expenses                                                  (432,145)              (1,225,491)
    Other, net                                                        (176,440)                 163,117
                                                                  ------------             ------------
     Net adjustments                                                 6,969,429                4,279,570
                                                                  ------------             ------------
    Net cash provided by operating activities                       10,813,861                6,460,286
                                                                  ------------             ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed maturities
    Held to maturity                                                (9,261,443)              (7,215,618)
    Available for sale                                             (22,199,356)             (20,985,876)
  Purchase of equity securities, available for sale                 (2,402,873)              (1,312,500)
  Maturity of fixed maturities
    Held to maturity                                                 6,803,087                8,627,033
    Available for sale                                              22,592,599               12,728,932
  Sale of fixed maturities
    Held to maturity                                                         -                  415,000
    Available for sale                                                       -                  461,965
  Sale of equity securities, available for sale                        594,036                  514,021
  Net sale (purchase) of property and equipment                        223,389                 (107,151)
  Net sale (purchase) of short-term investments                     (3,077,510)                  55,252
                                                                  ------------             ------------
    Net cash used in investing activities                           (6,728,071)              (6,818,942)
                                                                  ------------             ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash dividends paid                                                 (888,951)                (871,638)
  Issuance of common stock                                             602,242                  471,655
                                                                  ------------             ------------
    Net cash used in financing activities                             (286,709)                (399,983)
                                                                  ------------             ------------

Net increase (decrease) in cash                                      3,799,081                 (758,639)
Cash at beginning of period                                          1,124,604                4,075,288
                                                                  ------------             ------------
Cash at end of period                                             $  4,923,685             $  3,316,649
                                                                  ============             ============

Cash paid during period - Interest                                $    178,129             $     92,823
Net cash paid during period - Taxes                               $    410,000             $    380,000

          See accompanying notes to consolidated financial statements.

                       DONEGAL GROUP INC. AND SUBSIDIARIES
                                   (Unaudited)
               Summary Notes to Consolidated Financial Statements

1.     ORGANIZATION

       Donegal Group Inc. (the "Company") was organized as a regional insurance holding company by Donegal Mutual Insurance Company (the "Mutual Company") on August 26, 1986 and operates in the Mid-Atlantic and Southern states through its wholly owned insurance subsidiaries, Atlantic States Insurance Company ("Atlantic States") and Southern Insurance Company of Virginia ("Southern") (collectively, the "Insurance Subsidiaries"). The Company has three operating segments: the investment function, the personal lines of insurance and the commercial lines of insurance. Products offered in the personal lines of insurance consist primarily of homeowners and private passenger automobile policies. Products offered in the commercial lines of insurance consist primarily of commercial automobile, commercial multiple peril and workers' compensation policies. The Insurance Subsidiaries are subject to regulation by Insurance Departments in those states in which they operate and undergo periodic examinations by those departments. The Insurance Subsidiaries are also subject to competition from other insurance companies in their operating areas. Atlantic States participates in an inter-company pooling arrangement with the Mutual Company and assumes 70% of the pooled business. At March 31, 2003, the Mutual Company held approximately 66% of the outstanding Class A and approximately 62% of the outstanding Class B common stock of the Company.

       Prior to 2002, Southern ceded 50% of its business to the Mutual Company. On January 1, 2002, the Mutual Company and Southern terminated their quota share agreement, under which Southern ceded 50% of its direct business, less reinsurance, to the Mutual Company. As a result of this termination, the Company's prepaid reinsurance premiums decreased $7,310,471, unearned premiums decreased $5,117,330, and deferred policy acquisition costs increased $714,853. The Mutual Company transferred $1,478,288 in cash to the Company related to this termination. The Company did not recognize a gain or loss on this transaction.

       During 2000, the Company acquired 45% of the outstanding stock of Donegal Financial Services Corporation ("DFSC"), a thrift holding company, for $3,042,000 in cash. The remaining 55% of the outstanding stock of DFSC is owned by the Mutual Company.

       The Company has streamlined its corporate structure by merging a number of its subsidiaries. Delaware Atlantic Insurance Company ("Delaware"), Pioneer Insurance Company, New York, ("Pioneer-New York") and Pioneer Insurance Company, Ohio ("Pioneer-Ohio"), previously wholly owned subsidiaries, were merged into Atlantic States on August 1, 2001, September 30, 2001 and May 8, 2002, respectively. Southern Heritage Insurance Company ("Southern Heritage"), previously a wholly owned subsidiary, was merged into Southern on April 30, 2002. The mergers were accounted for as a reorganization of entities under common control as they were all within the consolidated group. The mergers had no financial impact on the consolidated entity.

       Southern has (and Delaware, Pioneer-Ohio, Southern Heritage and Pioneer-New York had prior to their mergers) an agreement with the Mutual Company under which it cedes, and then reassumes back, 100% of its business net of reinsurance. The primary purpose of these agreements is to assist Southern and the former subsidiaries, in maintaining the same A. M. Best rating (currently "A") as the Mutual Company. These agreements do not transfer insurance risk. While these subsidiaries ceded and reassumed amounts received from policyholders of $11,677,018 and $20,541,417 and claims of $ 6,408,617 and $7,559,925 under these agreements in the three months ended March 31, 2003 and 2002, respectively, the amounts are not reflected in the consolidated financial statements. The aggregate liabilities ceded and reassumed under these agreements were $43,661,149 and $43,541,766 at March 31, 2003 and December 31, 2002,
respectively.

2.     BASIS OF PRESENTATION

       The financial information for the interim periods included herein are unaudited; however, such information reflects all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to a fair presentation of the Company's financial position, results of operations and cash flows for the interim periods included herein. The Company's results of operations for the three months ended March 31, 2003 are not necessarily indicative of its results of operations for the twelve months ending December 31, 2003.

       These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2002

3.     EARNINGS PER SHARE

       The computation of basic and diluted earnings per share is as follows:

                                                                   WEIGHTED
                                                                    AVERAGE            EARNINGS
                                               NET                   SHARES               PER
                                             INCOME               OUTSTANDING            SHARE
                                           ------------           -----------          --------
THREE MONTHS ENDED MARCH 31:
2003
         Basic                              $3,844,432              9,210,402             $ .42
         Effect of stock options                    ---               120,453              (.01)
                                            -----------             ---------             -----
         Diluted                             $3,844,432             9,330,855             $ .41
                                             ==========             =========             -----


2002
         Basic                               $2,180,716            9,030,160              $ .24
         Effect of stock options                    ---               94,365                ---
                                             ----------            ---------              -----
         Diluted                             $2,180,716            9,124,525              $ .24
                                             ==========            =========              -----


       The following options to purchase shares of common stock were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price during the relevant period:

                                          FOR THE THREE MONTHS
                                            ENDED MARCH 31,
                                       ---------------------------
                                        2003                 2002
                                       -------             -------

Number of Options                      948,832             942,834
                                       =======             =======

4.      Segment Information

       The Company evaluates the performance of the personal lines and commercial lines based upon underwriting results as determined under statutory accounting practices (SAP), which is used by management to measure performance for the total business of the Company. Financial data by segment is as follows:


                                                                 THREE MONTHS ENDED MARCH 31,
                                                                ------------------------------
                                                                   2003                2002
                                                                ---------           ----------
                                                                        ($ in thousands)
Revenues:
       Premiums earned:
           Commercial lines                                     $  17,305           $   16,494
           Personal lines                                          30,624               28,958
                                                                ---------           ----------
                Total net premiums earned                          47,929               45,452
                                                                ---------           ----------
       Net investment income, net of investment expense             3,365                3,730
       Realized investment gain (loss)                               (131)                 127
       Other                                                        1,022                  725
                                                                ---------           ----------
Total revenues                                                  $  52,185           $   50,034
                                                                =========           ==========

Income before income taxes:
    Underwriting income (loss)
       Commercial lines                                         $   2,347           $    1,130
       Personal lines                                              (1,133)              (2,517)
                                                                ---------           ----------
           SAP underwriting income (loss)                           1,214               (1,387)
       GAAP adjustments                                               157                  579
                                                                ---------           ----------
           GAAP underwriting income (loss)                          1,371                 (808)
    Net investment income, net of investment expense                3,365                3,730
    Realized investment gain (loss)                                  (131)                 127
    Other                                                             478                 (103)
                                                                ---------           ----------
Income before income taxes                                      $   5,083           $    2,946
                                                                =========           ==========


5.     INVESTMENTS

       During the first quarter of 2002, the Company sold Halliburton Company bonds that had been classified as held to maturity due to significant deterioration in the issuer's credit worthiness. These bonds had an amortized cost of $488,901, and the sale resulted in a realized loss of $73,901. There were no other sales or transfers from the held to maturity portfolio.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS -THREE MONTHS ENDED MARCH 31, 2003 COMPARED
TO THREE MONTHS ENDED MARCH 31, 2002

       Total revenues for the three months ended September 30, 2003 were $52,185,419, which were $2,151,373, or 4.3%, greater than the same period in 2002. Net premiums earned increased to $47,928,881, an increase of $2,476,621, or 5.4%, over the first quarter of 2002. Direct premiums written of the combined pool of Atlantic States and the Mutual Company increased $6,983,057, or 12.9%, in the first quarter of 2003 compared to the first quarter of 2002. A 3.0% increase in the direct written premiums of Southern accounted for a majority of the remaining change. The Company reported net realized investment losses of $130,480 in the first quarter of 2003, compared to net realized investment gains of $126,778 for the same period of 2002. The realized loss in 2003 included realized losses of $223,499 that resulted from changes in the market value of securities that were determined to be other than temporary. The realized gain in 2002 was net of realized losses of $60,078 that resulted from changes in the market value of securities that were determined to be other than temporary. Investment income was $3,364,518, a decrease of $365,786, or 9.8%, from the first quarter of 2002. An increase in average invested assets from $304.0 million in the first quarter of 2002 to $337.5 million in the first quarter of 2003 that was more than offset by a decrease in the annualized average return on investments from 4.9% in the first quarter of 2002 to 4.0% in the first quarter of 2003 accounted for the decrease in investment income.

       The GAAP combined ratio of insurance operations in the first quarter of 2003 was 97.2% compared to 101.8% for the same period in 2002. The GAAP combined ratio is the sum of the ratios of incurred losses and loss adjusting expenses to premiums earned (loss ratio), policyholders' dividends to premiums earned (dividend ratio) and underwriting expenses to premiums earned (expense ratio). The Company's loss ratio in the first quarter of 2003 was 66.5% compared to 68.9% in the first quarter of 2002. The commercial loss ratio decreased significantly to 52.5% in the first quarter of 2003 compared to 57.7% in the first quarter of 2002 with Workers' Compensation showing the largest improvement decreasing from 60.7% in the first quarter of 2002 to 50.9% in the first quarter of 2003. The personal lines loss ratio showed a modest improvement from 74.9% in the first quarter of 2002 to 74.1% in the first quarter of 2002. The Company's expense ratio for the first quarter of 2003 was 30.2% compared to 31.9% for the first quarter of 2002. The dividend ratio decreased to 0.5% for the first quarter of 2003 compared to 1.0% in the first quarter of 2002 because of more stringent qualification standards.

       Federal income taxes for the first quarter of 2003 represented 24.4% of income before income taxes compared to 26.0% for the same period of 2002. The decrease in the effective tax rate was due to an increase in tax-exempt investment income.

LIQUIDITY AND CAPITAL RESOURCES

       The Company generates sufficient funds from its operations and maintains a high degree of liquidity in its investment portfolio. The primary source of funds to meet the demands of claim settlements and operating expenses are premium collections, investment income and maturing investments. The Company had no significant commitments for capital expenditures as of March 31, 2003.

       In investing funds made available from operations, the Company maintains securities maturities consistent with its projected cash needs for the payment of claims and expenses. The Company maintains a portion of its investment portfolio in relatively short-term and highly liquid assets to ensure the availability of funds.

       As of March 31, 2003, under a credit agreement dated December 29, 1995, and amended as of July 27, 1998, with Fleet National Bank of Connecticut ("the Bank"), the Company had unsecured borrowings of $19.8 million. Per the terms of the credit agreement, the Company may borrow up to $24 million at interest rates equal to the Bank's then current prime rate or the then current London interbank eurodollar bank rate plus 1.70%. At March 31, 2003, the interest rate on the outstanding balances was 3.05% on outstanding eurodollar balances of $19.8 million. In addition, the Company pays a non-use fee at a rate of 3/10 of 1% per annum on the average daily unused portion of the Bank's commitment. Each July 27th the credit line is reduced by $8 million and is currently $24 million. Any outstanding loan in excess of the remaining credit line, after such reduction, will then be payable.

       The Company's principal source of cash with which to pay stockholder dividends is dividends from Atlantic States and Southern. Atlantic States and Southern are required by law to maintain certain minimum surplus on a statutory basis, and are subject to regulations under which payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. Atlantic States and Southern are subject to Risk-Based Capital (RBC) requirements. At December 31, 2002 each Atlantic States' and Southern's capital was substantially above the RBC requirements. In 2003 amounts available for distribution as dividends to the Company without prior approval of their domiciliary insurance regulatory authorities were $10,646,804 from Atlantic States and $2,493,398 from Southern.

CREDIT RISK

       The Company provides property and liability insurance coverages through independent insurance agencies located throughout its operating area. The majority of this business is billed directly to the insured, although a portion of the Company's commercial business is billed through its agents who are extended credit in the normal course of business.

       The Company's subsidiaries have reinsurance agreements in place with the Mutual Company and with a number of other major unaffiliated authorized reinsurers.

IMPACT OF INFLATION

       Property and casualty insurance premium rates are established before the amount of losses and loss settlement expenses, or the extent to which inflation may impact such expenses, are known. Consequently, the Company attempts, in establishing rates, to anticipate the potential impact of inflation.



ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

       The Company's market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company's investment portfolio as a result of fluctuations in prices and interest rates and, to a lesser extent, its debt obligations. The Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

       The Company has maintained approximately the same duration of its investment portfolio to its liabilities from December 31, 2002 to March 31, 2003. In addition, the Company has maintained approximately the same investment mix during this period.

       There have been no material changes to the Company's quantitative or qualitative market risk exposure from December 31, 2002 through March 31, 2003.

ITEM 4.  CONTROL AND PROCEDURES

         Within 90 days prior to the date of filing of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and its Chief Financial Officer, of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of this evaluation.

                           PART II. OTHER INFORMATION


ITEM 1.    LEGAL PROCEEDINGS.

           NONE.

ITEM 2.    CHANGES IN SECURITIES AND USE OF PROCEEDS.

           NONE.

ITEM 3.    DEFAULTS UPON SENIOR SECURITIES.

           NONE.

ITEM 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.


               Annual Stockholders meeting held April 17, 2003.

               Directors elected at meeting:
                        Donald H. Nikolaus
                                Votes for                  3,238,525
                                Votes withheld                20,099


ITEM 5.    OTHER INFORMATION.

           NONE.


ITEM 6.    EXHIBITS AND REPORTS ON FORM 8-K.

           (a)    Exhibits

                  Exhibit No.                  Description
                  -----------                  -----------
                   Exhibit 99.1 Statement of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 of Title 18 of the United States Code


                   Exhibit 99.2 Statement of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 of Title 18 of the United States Code


           (b) Reports on Form 8-K:

                   On April 16, 2003, the Company filed a report on form 8-K including as an exhibit the Company's first quarter 2003 earnings press release.

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      DONEGAL GROUP INC.


May   , 2003                          By:
                                         ---------------------------------------
                                         Donald H. Nikolaus, President
                                         and Chief Executive Officer




May  , 2003                          By:
                                        ---------------------------------------
                                        Ralph G. Spontak, Senior Vice President,
                                        Chief Financial Officer and Secretary

                                  CERTIFICATION

     I, Donald H. Nikolaus, certify that:

     1. I have reviewed this quarterly report on Form 10-Q of Donegal Group, Inc.;

     2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

     3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

        (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

        (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

        (c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

        (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

        (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:  May  , 2003
                                           -------------------------------------
                                           Donald H. Nikolaus
                                           President and Chief Executive Officer

                                  CERTIFICATION

     I, Ralph G. Spontak, certify that:

     1. I have reviewed this quarterly report on Form 10-Q of Donegal Group, Inc.;

     2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

     3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

        (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

        (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

        (c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date; and

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

        (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

        (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and


     6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:  May  , 2003
                               -------------------------------------------------
                               Ralph G. Spontak
                               Senior Vice President and Chief Financial Officer